UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF
                 SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                      BLUESKY FILING CORPORATION
             --------------------------------------------
            (Name of Small Business Issuer in its charter)


           New Jersey                          52-2319187
--------------------------------         -----------------------------
(State or other jurisdiction of         I.R.S. Employer Identification
incorporation or organization)          Number


                           819 NASSAU STREET
                   NORTH BRUNSWICK, NEW JERSEY 08902
                      ---------------------------
     (Address of principal executive offices including Zip Code)


                            (732) 249-0315
                            --------------
                      (Issuer's telephone number)


  Securities to be registered pursuant to Section 12(b) of the Act:

                                 None

  Securities to be registered pursuant to Section 12(g) of the Act:

                             Common Stock
                             No Par Value
                           ----------------
                           (Title of Class)





PART I

Item 1. Description of Business.

BlueSky Filing Corporation is an online consulting and service company that will provide for a fee preparation of offering and filing documents relating but not limited to offers to be filed with the Securities Exchange Commission and the applicable paperwork to be filed with any state agencies as may be required. Leads for these jobs will be obtained from the Companies website at http://www.blueskyfiling.com and other advertising resources as the Company deems necessary. The site would allow clients to submit their paperwork to us electronically via email and submission forms. (See Item 2.) The Company incorporated in the State of New Jersey on May 24, 2001 and was deemed effective May 25, 2001. The Main Business office is located at: 819 Nassau Street, North Brunswick, NJ 08902.

Item 2. Management's Discussion and Analysis or Plan of Operation.

The Company believes this new, online electronic technology is an advantageous medium for providing services worldwide.

Why

Because the "Stock Market" is not going away the company was formed to take advantage of the need of companies wanting to file with the SEC (Securities Exchange Commission) and local State agencies the required paperwork and forms. We will provide both small and large companies with the ability to file these forms and required documents in a timely and accurate fashion.

How

It is realized that the companies or clients seeking to retain us to do this function will need to sign an agreement saying we are not responsible for improper information that may be contained in the submitted filings. The client will be responsible in providing us with the required information.

Documents can be submitted to us via our website email address or via a online 'form' with 'fill in the blank' fields. Payments for the services can be taken via check or via the web with a service like "PayPal" (Electronic Bank System Online) or other means. The company will charge an initial retainer fee covering at least 1/3rd of the total amount of our filing costs to insure our company gets aid for time invested up to a certain point in progress of the filing. The Companies site became operational for online document submission on May 25, 2001.

The Company has on the date of this filing 1 Officer/Director who has successfully passed the NASD (National Association of Securities
Dealers) test Series 63 for which he can act as a State Securities
Agent.

The Company may seek to further its abilities by either registering as an Investment Advisor or Securities Broker/Dealer. This would be simply to help the client feel more secure in dealing with our company. The management will continue to evaluate its view on this subject on an ongoing basis. The Company may also hire Investment Advisors and/or Brokers to aide in this area of concern.

Risks or Possible Problems

If the client does not provide the required supporting documents and other information the filing will not take place or be greatly delayed or cancelled by the regulatory authority (Securities Exchange Commission). The client may not wish to pay the balance owed even if they are the ones who caused the delay or cancellation of their own filings. They may also seek some sort of legal action against us so we must be sure to have adequate insurance for this.

Item 3. Description of Property.

The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the home of Albert
C. Zeller, II the President and his wife at no cost to the Company.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth each person known by the Company to be the direct or beneficial owner(s) of ten percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address            Amount of Beneficial  Percentage
of Owner             	    Ownership             of Class
-------------------------------------------------------------------
Albert C. Zeller, II 	      10,000			100%
819 Nassau Street
North Brunswick, NJ 08902

Albert C. Zeller, II 	      10,000,000*
819 Nassau Street
North Brunswick, NJ 08902
-------------------------------------------------------------------
Total			      	10,010,000			100%

  * 10,000,000 Stock Share Warrants issued upon formation of the Corporation can be exercised anytime up until 5 years after listing on a nationally recognized 'Stock Exchange' (Amex, Nasdaq, Etc.). See Warrant Agreement (Attached as Exhibit 4.2)

Item 5. Directors and Executive Officers, Promoters and Control
Persons.

There currently is 1 Director of the Company. All Directors term of office expire per the Companies By-Laws, which states the directors may serve 1 year until the next annual meeting of shareholders.

Name                        Age           Position

Albert C. Zeller, II        30            President, Director


Albert C. Zeller II, President, Board Member

Has been working at Better Benefits Inc. in New York since January 2000 as the IT Manager. He is the Incorporator of BlueSky Filing Corporation as well as the lead design engineer for the company(s) web sites. He is the President and sits on the Board of Directors at this time. He currently sits as President and Director of Zeller Data Entry Inc. a data entry firm he started in October 2000. He is also President and a Board Member of HotBuyer.Com Inc., which was incorporated in December 2000. His former Employer was Tactica International Inc. from January 1999 till January 2000 where he worked as an EDI Manager to ship various items to nationwide retail store chains. Prior to that Mr. Zeller worked at Berkely Varitronics from July 1998 till January 1999 in Metuchen New Jersey as Inventory Manager. Mr. Zeller was unemployed between the dates of January of 1996 till July 1998. Mr. Zeller also worked at Meccano Erector Inc. in New York as Traffic Manager from July 1994 till January 1996 when the company was acquired by Ertl Toy Company.

Item 6. Executive Compensation.

The Company's officers and directors do not receive any compensation for there services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation at this time. If and when the Company Directors decide upon such an amount or retribution it will be announced to all shareholders.
No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees or directors at this time.

Item 7. Certain Relationships and Related Transactions.

The Company has issued a total of 10,000 shares of Common Stock to the following person(s) for a total of $100.00.

Name				No. of Shares			Consideration
--------------------------------------------------------------------
Albert C. Zeller, II		10,000			$100.00

Item 8. Description of Securities.

The authorized capital stock of the Company consists of 1,000,000,000 shares of common stock per a Certificate Of Incorporation filed May 24, 2001 with the Department of Commerce in the State of New Jersey and effective May 25, 2001, with no par value (the "Common Stock"). There are presently 10,000 (ten thousand) issued and outstanding shares of the Common Stock. There is presently one Stock Share Warrant issued and outstanding for 10,000,000 (ten million) shares of the Company's Common Stock.


COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders.

Holders of common stock do not have cumulative voting rights.

Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor.

Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of Common Stock are entitled to share equally in dividends from sources legally available therefore when, as and if declared by the Board of Directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to stockholders. All outstanding shares of the Common Stock are validly authorized and issued, fully paid and non-assessable, and all shares to be sold and issued as contemplated hereby will be validly authorized and issued, fully paid and non-assessable.

The Board of Directors is authorized to issue additional shares of Common Stock, not to exceed the amount authorized by the Company's Certificate of Incorporation or updated versions of the same, and to issue options and warrants for the purchase of such shares, on terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action. The above description concerning the Common Stock of the Company does not purport to be complete. Reference is made to the Company's Certificate of Incorporation and Bylaws, which are available for inspection at the Company's principal executive offices, as well as to the applicable statutes of the State of New Jersey for a more complete description concerning the rights and liabilities of holders of the Common Stock.

DIVIDENDS

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends.

TRADING OF SECURITIES IN SECONDARY MARKET

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities
Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will be required to, and will, file reports under
Section 13 of the Exchange Act. As a result, sales of the Company's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities
Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the NASDAQ SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

If the Company does not meet the qualifications for listing on the NASDAQ SmallCap Market, the Company may apply for quotation of its securities on the OTC Bulletin Board. In certain cases the Company may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

To have its securities quoted on the OTC Bulletin Board a company must:

      (1) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators;

      (2) has at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

      The OTC Bulletin Board is a dealer-driven quotation service. Unlike the NASDAQ Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the NASDAQ Stock Market or on a national securities exchange is eligible.

TRANSFER AGENT

It is anticipated that the Company and/or Stock-Trans Inc., 7 East Lancaster Avenue, Ardmore, PA 19003 will act as transfer agent for the common stock of the Company.



PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS.

      (A) MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

      The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

      (i) that a broker or dealer approve a person's account for transactions in penny stocks and

      (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

      In order to approve a person's account for transactions in penny stocks, the broker or dealer must

      (i) obtain financial information and investment experience and objectives of the person; and

      (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

      The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

      (i) sets forth the basis on which the broker or dealer made the suitability determination and

      (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

      Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

      (B) HOLDERS. There is one holder of the Company's Common Stock. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by
Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

      (C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

There is no litigation pending or threatened by or against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

There have been no other transactions, nor are any transactions proposed, in which the Company was or is to be a party, in which any member of its management or director had any direct or indirect material interest.

As noted above, in connection with organizing and maintaining the Company business, on May 25, 2001, Albert C. Zeller II, the Company's President, having performed certain services, subject to certain liabilities, for the Company, and having paid $100.00 for the costs in association of the formation of the Company received in exchange 10,000 Class A Common Stock Shares of the Company and a Stock Share Warrant for 10,000,000 Class A Common Stock Shares of the Company (See Attached
Exhibit 4.2). The Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 promulgated thereunder.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Articles of Incorporation provide that the liability of the directors for monetary damages shall be limited to the fullest extent permissible under New Jersey law.

As permitted by the Bylaws, the Company provides that the directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law, (iii) prohibits the unlawful payment of dividends or the unlawful repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit.

This provision is intended to afford directors protection against, and to limit their potential liability for monetary damages resulting from, suits alleging a breach of the duty of care by a director. As a consequence of this provision, stockholders of the Company will be unable to recover monetary damages against directors for actions taken by them that may constitute negligence or gross negligence in the performance of their duties unless such conduct falls within one of the foregoing exceptions.

The provision, however, does not alter the applicable standards governing a director's fiduciary duty and does not eliminate or limit the right of the Company or any stockholder to obtain an injunction or any other type of non monetary relief in the event of a breach of fiduciary duty. The Company believes this provision will assist it in securing and retaining qualified persons to serve as directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company, the Company acknowledges that, in the opinion of the Securities and Exchange Commission, Washington, D.C. 20549, such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by an officer, director or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such officer, director or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its legal counsel the matter has been settled by controlling precedent, submit to a court of competent jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Part F/S

Accountant information and report here. * To Be Filed by Amendment


PART III

ITEM 1. INDEX TO EXHIBITS.

      EXHIBIT NUMBER DESCRIPTION

      3.1     	Certificate of Incorporation
      3.2     	By-Laws
      4.1	Stock Certificate Sample
      4.2	Stock Warrant Agreement(s)
      23.1    	Consent of Accountants * To be Filed by Amendment
      27      	Financial Data Schedule * To be Filed by Amendment

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BlueSky Filing Corporation
_____________________________
Registrant

/s/ Albert C. Zeller, II                          6/18/2001
____________________________________		___________________
Signature   Albert C. Zeller, II - President	Date



Exhibit 3.1

Certificate Of Incorporation as Filed on 5/24/2001 in the State of New
Jersey.

Item 1) Business Name:	BLUESKY FILING CORPORATION
Item 2) Registered Agent: Albert C. Zeller II

Item 3) Registered Office:

Registered Office: 819 Nassau Street, No. Brunswick, NJ 08902

Item 4) Business Purpose:

Consulting Services (All Types)

Item 5) Stock: 1,000,000,000

Item 6) Effective Date of this Filing is:  05/25/2001

Item 7) If applicable set forth the designation of each class of shares, the number in each and a statement of the relative rights, preferences and limitations: COMMON STOCK

Item 8) First Board of Directors:

Albert C. Zeller, II
819 Nassau Street
North Brunswick, NJ 08902-2944

Item 9) Incorporators:

Albert C. Zeller II
819 Nassau Street
North Brunswick, NJ 08902-2944

Item 10) The Main Business Address:

819 Nassau Street
North Brunswick, NJ 08902-2944

Item 11) Signatures:

ALBERT C. ZELLER II

Signed by Peter R. Lawrance Treasurer of the State of New Jersey

NJ State Seal Affixed to Document

Note: Assigned NJ Corporate Records File Number: 0400001493






Exhibit 3.2

BY-LAWS OF BLUESKY FILING CORPORATION

ARTICLE I - NAME, PURPOSE, OFFICES

Section 1: The name of the organization shall be BLUESKY FILING
CORPORATION.

Section 2: This Corporation is formed in accordance with NJS 14A:1-1 New Jersey Corporation Act on May 24, 2001.

Section 3: This Corporation is formed for the purpose of selling services related but not limited to the following: Consulting on Filing of Registration Statements pertaining to Securities Registrations.

Section 4: This Corporation has filed a Certificate of Incorporation in accordance with NJS 14A:2(7).

Section 5: Offices. The principal location of the corporation shall be located at: 819 Nassau Street, North Brunswick, New Jersey 08902


ARTICLE II - GENERAL POWERS
Section 1: This Corporation shall have general powers as provided per NJS 14A:3-1

Section 2: Corporation may elect corporate seal changes at any time per NJS 14A:3-1(c)

Section 3: Make modification to BYLAWS per NJS 14A:3-1(k)

Section 4: Corporation Board of Directors may Loan money or property per NJS 14A:6-1 to Officers and or Employees at any time.

Section 5: Corporation Board of Directors may Borrow or obtain funds per NJS 14A:3-1(g)(h)

Section 6: Corporation may use any other rights as defined under NJS 14A:3-2 that were not previously listed on Certificate of Incorporation.

ARTICEL III - SHARES (ALL RELATED ISSUES)

Section 1: Issuance
a)	Per NJS 14A:7-1(2) Corporation may issue more of any class of shares provided amended Certificate of Incorporation has been amended to include such changes

b) Shall not issue any shares when the Corporations Liabilities exceed Assets per NJS 14A:7-14

Section 2: Distribution
a) Shall meet certificate requirements of NJS 14A:7-11
b) Shall be issued with a Stock Subscription Form per NJS 14A:7-3
c)	Shall be issued at any time, anywhere in accordance with NJS
14A:7-3(5b)

d) Shall as applicable have a Par Value issued per NJS 14A:7-8(1)

Section 3: Liability
a) No shareholders are liable for any law as stated under NJS 14A:5-30

Section 4: Transference
a) Corporation may impose restrictions per NJS 14A:7-12

Section 5: Dividends
a) Dividends (when decided by the Board of Directors to be paid) will be Monthly via Corporate Check in accordance with NJS 14A:7-15


ARTICLE IV - ANNUAL MEETING

Section 1: Annual Meeting. The date of the regular annual meeting shall be set by the Board of Directors who shall also set the time and place.

Section 2: Special Meetings. Special meetings may be called by the Chair, or the Executive Committee.

Section 3: Notice. Notice of each meeting shall be given to each voting member, by mail, not less than ten days before the meeting in accordance with NJS 14A:5-4.

ARTICLE V - BOARD OF DIRECTORS

Section 1: Board Role, Size. The Board is responsible for overall policy and direction of the Council, and delegates responsibility for day-to-day operations to the Council Director and committees. The Board shall have up to 4 and no less than 1 member.

Section 2: Liability. The liability of the Board of Directors is limited to the laws of NJS 14A:2-7(3).

Section 3: Meetings. The Board shall meet at least once per month, at an agreed upon time and place per NJS 14A:2-8.

Section 4: Board Elections. Each Director shall hold office until the next annual meeting of shareholders, and until the Directors successor have been elected.

Section 5: Quorum. A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at the meeting of shareholders. If less than a majority of the outstanding shares are represented at the meeting, a majority of the shares so represented may adjourn the meeting from time to time without notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.


Section 6: Proxies. At all meeting of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by the shareholders duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven months from its date of execution, unless otherwise provided in the proxy.

Section 7: Voting of Shares. Subject to the provisions of Section 8, each outstanding share entitled to vote upon each matter submitted to a vote at the meeting of shareholders.

Section 8: Non-Cumulative Voting. Every shareholder shall be entitled to vote at each election of directors equivalent to one vote per share owned.

Section 9: Notice. An official Board meeting requires that each Board member have written notice 5 days in advance per NJS 14A:2-8.

Section 10. Officers and Duties. Shall be elected in accordance with NJS 14A:3-1(j) as applicable. There shall be up to five officers of the Board consisting of a Chair, Vice Chair, Secretary and Treasurer. Their duties are as follows (when applicable):

The Chair shall convene regularly scheduled Board meetings, shall preside or arrange for other members of the executive committee to preside at each meeting in the following order: Vice-Chair, Secretary and Treasurer.

The Vice-Chair will chair committees on special subjects as designated by the board.

The Secretary shall be responsible for keeping records of Board actions, including overseeing the taking of minutes at all board meetings, sending out meeting announcements, distributing copies of minutes and the agenda to each Board member, and assuring that corporate records are maintained.

The Treasurer shall make a report at each Board meeting. Treasurer shall chair the finance committee, assist in the preparation of the budget, help develop fundraising plans, and make financial information available to Board members and the public.

Section 11: Vacancies. When a vacancy on the Board exists, nominations for new members must be received from current Board members by the Secretary two weeks in advance of a Board meeting. These nominations shall be sent out to Board members with the regular Board meeting announcement, to be voted upon at the next Board meeting.

Section 12: Resignation, Termination and Absences. Resignation from the Board must be in writing and received by the Secretary in accordance with NJS 14A:6-3(2). A Board member shall be dropped for excess absences from the Board if s/he has six unexcused absences from Board meetings in a year. A Board member may be removed for other reasons (in accordance with NJS 14A:6-6) by a three-fourths vote of the remaining directors.

Section 13: Special Meetings. Special meetings of the Board shall be called upon the request of the Chair or two-third of the Board. Notices of special meetings shall be sent out by the Secretary to each Board member postmarked two weeks in advance.

ARTICLE VI - COMMITTEES

Section 1: The Board may create committees as needed, such as fundraising, housing, etc. The Board Chair appoints all committee chairs.

Section 2: The five officers serve as the members of the Executive Committee per NJS 14A:6-9. Except for the power to amend the Articles of Incorporation and Bylaws, the Executive Committee shall have all of the powers and authority of the Board of Directors in the intervals between meetings of the Board of Directors, subject to the direction and control of the Board of Directors.

Section 3: Removal from office. A Corporate Officer may be removed from office in accordance with NJS 14A:6-16.

Section 4: Finance Committee. The Treasurer is chair of the Finance Committee, which includes three other Board members. The Finance Committee is responsible for developing and reviewing fiscal procedures, a fundraising plan, and annual budget with staff and other Board members. The Board must approve the budget, and all expenditures must be within the budget. Any major change in the budget must be approved by the Board or the Executive Committee. The fiscal year shall be the calendar year. Annual reports are required to be submitted to the Board showing income, expenditures and pending income. The financial records of the organization are public information and shall be made available to the membership, Board members and the public.

ARTICLE VII - AMENDMENTS
Section 1: These Bylaws may be amended when necessary by a two-thirds majority of the Board of Directors. Proposed amendments must be submitted to the Secretary to be sent out with regular Board announcements.

Section 2: The Corporations Certificate of Incorporation may be amended at any time per NJS 14A:9-1 - 14A:9-5,

These Bylaws were approved at a meeting of the Board of Directors of BLUESKY FILING CORPORATION on May 25, 2001.


/s/Albert C. Zeller, II			05/25/2001
President						Date


EXHIBIT 4.1	Stock Certificate Sample

FRONT OF CERTIFICATE

             Incorporated under the Laws of New Jersey

_______________						____________
Number							Shares

			   BlueSky Filing Corporation
         Authorized to Issue Common Stock, 1,000,000,000 Shares
No Par Value Per Share

This Certifies that _________________________________ is the registered holder of ________________________________Shares
transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

In witness whereof, said Corporation had caused this Certificate to be signed By its duly authorized officers and its Corporate Seal to be hereunto affixed

This ______ day         		of _____________ A.D. ___________


					(SEAL)        _______________________
							President

BACK OF CERTIFICATE

For Value Received, ___________hereby sell, assign and transfer
Unto ____________________________________________
_______________________________________________ Shares
represented by the within Certificate, and do hereby
irrevocable constitute and appoint
__________________________________________Attorney
to transfer the aid Shares on the books of the within named
corporation with full power of substitution in the premises.
Dated __________________
In presence of  ______________________________
_____________________________________________



EXHIBIT 4.2 WARRANT AGREEMENT(S)


BlueSky Filing Corporation

(Organized under the laws of the State of New Jersey)

Warrant for the Purchase of 10,000,000 Units/Shares

FOR VALUE RECEIVED, BlueSky Filing Corporation., a New Jersey
Corporation (the "Company"), hereby verifies that

-----------------Albert C. Zeller, II---------------

(the "Holder") is entitled, subject to the provisions of this warrant (the "Warrant"), to purchase from the Company, at any time, or from time to time during the period commencing at 7:00 p.m. New York City local time on May 25, 2001 (the "Base Date"), and expiring upon 5 years after the Company has been listed upon/on a nationally recognized "Stock Exchange" (Amex, Nasdaq, Etc.) (the "Termination Date") up to TEN MILLION UNITS/SHARES of the Company Stock at a price of $0.00 per Unit (such exercise price per unit being hereinafter referred to as the "Exercise Price").

     The term "Unit" means the Units of the Company as constituted on the Base Date, together with any other equity securities that may be issued by the Company. In addition thereto or in substitution therefor. The number of Units to be received upon the exercise of this Warrant may be adjusted from time to time as hereinafter set forth. The Units deliverable upon such exercise, and as adjusted from time to time, are hereinafter sometimes referred to as "Warrant Units."

     Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver a new Warrant of like tenor and date.

     The Holder agrees with the Company that this Warrant is issued, and all the rights hereunder shall be held, subject to all of the conditions, limitations and provisions set forth herein.

     1. Exercise of Warrant. This Warrant may be exercised in whole or in part at any time, or from time to time, during the period commencing at 7:00 p.m. New York City local time, on the Base Date and expiring at 5:00 p.m., New York City local time, on the Termination Date or if such day is a day on which banking institutions in the City of New York are authorized by law to close, then on the next succeeding day that shall not be such a day, by presentation and surrender hereof to the Company at its principal office with the Warrant Exercise Form attached hereto duly executed and accompanied by payment (either in cash or by certified or official bank check, payable to the order of the Company), of the Exercise Price for the number of Units specified in such Form and instruments of transfer, if appropriate, duly executed by the Holder or his or her duly authorized attorney. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the Units purchasable hereunder. Upon receipt by the Company of this Warrant, together with the Exercise Price, in proper form for exercise, the Holder shall be deemed to be the holder of record of the Units issuable upon such exercise, notwithstanding that the transfer books of the Company shall then be closed or that certificates representing such Units shall not then be actually delivered to the Holder. The Company shall pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of Units on exercise of this Warrant.

     2. Reservation of Units. The Company will at all times reserve for issuance and delivery upon exercise of this Warrant all Units or other equity securities of the Company (and other securities and property) from time to time receivable upon exercise of this Warrant. All such Units (and other securities and property) shall be duly authorized and, when issued upon such exercise, shall be validly issued, fully paid and nonassessable and free of all preemptive rights.

     3. Restrictions Upon Transferability of Warrant and Warrant Stock; Transfer to Comply with the Securities Act of 1933 and the Subscription Agreement. Neither this Warrant nor the Warrant Units issuable upon exercise of this Warrant have been registered under the Securities Act of 1933, as amended (the "Act"). Holders hereof and thereof shall be subject to such restrictions upon the sale or other disposition thereof, all as more fully set forth in or referred to in the Subscription Agreement of even date herewith between the Company and the Holder (the "Subscription Agreement"). The Subscription Agreement are incorporated by reference as an integral part of this Warrant.

    4. Exchange, Transfer, Assignment or Loss of Warrant. This Warrant cannot be exchanged, transferred or assigned otherwise than in accordance with the provisions of the Subscription Agreement. If the provisions of the Subscription Agreement are complied with, upon surrender of this Warrant to the Company with the Assignment Form annexed hereto duly executed and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new Warrant in the name of the heir, devisee or assignee named in such instrument of assignment and this Warrant shall promptly be cancelled.

    5. Rights of the Holder. The Holder shall not, by virtue hereof, be entitled to any rights of a Unitholder of the Company, either at law or in equity, and the rights of the Holder are limited to those expressed in this Warrant.

    6. Redemption. This Warrant is not redeemable by the Company.

    7. Adjustment of Number and Kind of Securities Purchasable upon Exercise of Warrant.

       (a) Definitions. As used in this Agreement, the following terms have the following respective meanings:

           (i) "Convertible Securities" means any evidence of indebtedness, units or other securities directly or indirectly convertible into or exchangeable for Units.

           (ii) "Issue" means to grant, issue, sell assume, or fix a record date for determining persons entitled to receive, any security (including Options), whichever of the foregoing is the first to occur.

       (b) Unit Distributions. In case at any time the Company shall declare a dividend or make any other distribution upon any Units of the Company which is payable in Units or Convertible Securities, any Units or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

       (c) Subdivision or Combination of Units. In case the Company shall at any time subdivide the outstanding Units into a greater number of Units, the number of Units issuable upon exercise of this Warrant immediately prior to such subdivision shall be proportionately increased, and conversely, in case the outstanding Units shall be combined at any time into a smaller number of Units, the number of Units issuable upon exercise of this Warrant immediately prior to such combination shall be proportionately reduced.

        (d) Adjustments for Consolidation, Merger, Sale of Assets, Reorganization, etc. In case the Company (i) consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger, or (ii) permits any other entity to consolidate with or merge into the Company and the Company is the continuing or surviving Company but, in connection with such consolidation or merger, the Units are changed into or exchanged for units or other securities of any other entity or cash or any other assets, or (iii) transfers all or substantially all of its properties and assets to any other entity, or (iv) effects a reorganization or reclassification of the equity of the Company in such a way that holders of Units shall be entitled to receive stock, securities, cash or assets with respect to or in exchange for Units, then, and in each such case, proper provision shall be made so that, upon the exercise of this Warrant at any time after the consummation of such consolidation, merger, transfer, reorganization or reclassification, each Holder shall be entitled to receive (at the aggregate Exercise Price in effect for Units issuable upon such exercise of this Warrant immediately prior to such consummation). In lieu of Units issuable upon such exercise of this Warrant prior to such consummation, the stock and other securities, cash and assets to which such Holder would have been entitled upon such consummation if such Holder had so exercised this Warrant immediately prior thereto (subject to adjustments subsequent to such action as nearly equivalent as possible to the adjustments provided for in this Section 7).

      (e) Notice of Adjustments. Whenever the number of Units issuable upon the exercise of this Warrant is adjusted, as provided in this
Section 7, the Company shall prepare and mail to each Holder a certificate setting forth (i) the number of Units issuable upon the exercise of this Warrant after such adjustment, (ii) a brief statement of the facts requiring such adjustment and (iii) the computation by which such adjustment was made.

      (f) No Change of Warrant Necessary. Irrespective of any adjustment in the number or kind of securities issuable upon exercise of this Warrant, unless the Holder of this Warrant otherwise requests, this Warrant may continue to express the same price and number and kind of Units as are stated in this Warrant as initially Issued.

      (g) Certain Adjustment Rules.

          (i) The provisions of this Section 7 shall similarly apply to successive transactions.

          (ii) If the Company shall declare any distribution referred to in Section 7(b) and shall legally abandon such distribution prior to payment, then no adjustment shall be made pursuant to this Section 7 in respect of such declaration.

   8. Leased. Upon exercise of this Warrant and the issuance of any of the Warrant Units hereunder, all certificates representing Units shall bear on the face thereof substantially the legend set forth herein.

   9. Applicable Law. This Warrant is issued under and shall for all purposes be governed by and construed in accordance with the laws of the State of New Jersey.

   10. Notice. Notices and other communications to be given hereunder shall be given in accordance with the Subscription Agreement.

   IN WITNESS WHEREOF, the Company has caused this Warrant to be signed on its behalf, by its duly authorized officer.

                                       BLUESKY FILING CORPORATION


                                       By: /s/ Albert C. Zeller, II
                                           --------------------
                                           Albert C. Zeller, II
					   President